UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 330th MEETING OF THE BOARD OF DIRECTORS

HELD ON NOVEMBER 9th, 2017 IN CAMPINAS, SP – BRASIL AND NOVEMBER, 10th, 2017 IN BEIJING - CHINA

1.         DATE, TIME AND PLACE: At 10:30 p.m., Brazilian time, on November, 9th, 2017 at Engenheiro Miguel Noel Nascentes Burnier Road, nº.1755, Km 2.5, in the city of Campinas, state of São Paulo and 08:30 a.m., Chinese time, on November, 10th, 2017, at N. 08, Xuanwumennei Street, Xicheng Distric, Beijing, China.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 2, Article 17 of the Bylaws of CPFL Energia.

3.         ATTENDANCE:  All the members of the Board of Directors (“Board”), being that Mr. Daobiao Chen and Yang Qu have participated by videoconference as it is possible according to the Company’s Bylaws .

4.         PRESIDING BOARD: Chairman – Hu Yuhai and Secretary – Gustavo Sablewski.

5.         MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents.

After discussing and examining the items on the Agenda, the Directors, with due abstentions from voting, unanimously resolved as follows:

(i) To take cognizance and discuss the matters examined by the Board’s Advisory Committees and Commissions during October and November.

(ii) To take cognizance of the managerial highlights and material facts occurred since the last meeting of the Board of Directors, as reported by the Chief Executive Officer.

(iii) To recommend, in the terms of the Resolution n. 2017096-E of the Board of Executive Officers, the favorable vote to its representatives in the Board of Directors of its subsidiary Companhia Piratininga de Força e Luz (“CPFL Piratininga”) the execution of an amendment to the contract for project and construction of the Transmission Line 138kV for inter-connection of the substations of Embu Guaçu and Sabesp, signed with CPFL Serviços, Equipamentos, Indústria e Comércio S.A. (“CPFL Serviços”), to add the amount of R$7,388,214.84 (seven million, three hundred and eighty eight thousand, two hundred and fourteen reais and eighty four cents) increasing the contract value from R$75,307,834.62 (seventy-five million, three hundred and seven thousand, eight hundred and thirty four reais and sixty two cents) to the total amount of up to R$82,696,049.46 (eighty two million, six hundred and ninety six thousand, fourty nine reais and fourty six cents).

(iv) To recommend, in the terms of Resolution n. 2017097-E of the Board of Executive Officers,  the favorable vote to its representatives on the Administrative Bodies of CPFL Group’s Companies listed below the amendment to the contracts of auditing services signed between KPMG AUDITORES INDEPENDENTES and CPFL Group companies, under contract number 4600055646 and for RGE Sul Distribuidora de Energia S.A. (“RGE Sul”) under contract number 9000000953, to (i) inclusion of the following companies Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), Companhia Jaguari de Energia (“CPFL Jaguari”), Companhia Luz e Força de Mococa (“CPFL Mococa”), CPFL Comercialização Brasil SA ("CPFL Brasil”), CPFL Geração de Energia S.A. (“CPFL Geração”) to the abovementioned contract; and (ii) distribution assessment on the total amount of R$ 1,257,401.15 (one million, two hundred and fifty seven thousand, four hundred and one reais and fifteen cents), for the companies CPFL Energia, CPFL Paulista, CPFL Piratininga, Rio Grande Energia S.A. (“RGE”) e Para a RGE Sul, without any changes in the other conditions of the contracts

(v) To recommend, in the terms of the Resolution n. 2017104-E of the Board of Executive Officers, to its representatives in the Administrative Bodies, for the conclusion of bilateral agreements, of the following subsidiaries of CPFL Group Distributors (“DisCos”) - CPFL Paulista, CPFL Piratininga, RGE Sul, CPFL Santa Cruz, CPFL Jaguari, CPFL Leste Paulista, CPFL Sul Paulista e CPFL Mococa, according to the Normative Resolution nº 711 of April 19, 2016 from ANEEL.

(vi) To recommend, in the terms of Resolution n. 2017105-E of the Board of Executive Officers, to its representatives in the Board of Executive Officers of CPFL Brasil the approval of the proposal for purchase and sale of energy with guarantee to be granted By CPFL Energia to CPFL Brasil.

(vii) To recommend, in the terms of Resolution n. 2017101-E of the Board of Executive Officers, to its representatives in the Board of Directors of CPFL Energias Renováveis S.A. (“CPFL Renováveis”) the approval of (a) the engagement of Siemens Gamesa as O&M service provider for CPFL Renováveis’s Ceará wind farms (SIIF, Bons Ventos and Rosa dos Ventos), in replacement of Suzlon, in the total amount (nominal price) of up to R$316,508,834.00 (three hundred sixteen million, five hundred and eight, eight hundred thirty-four reais); (b) the Recovery Plan proposed by Siemens Gamesa in the amount (nominal price) of R$ 73,835,865.00 (seventy-three million, eight hundred thirty-five thousand, eight hundred sixty-five). The present resolution replaces the resolution of this Board of Directors of August, 4th, 2017, regarding the same subject.

(viii) To recommend, in the terms of Resolution n. 2017100-E of the Board of Executive Officers, to its representatives in the Board of Executive Officers of CPFL Brasil, the acquisition of renewable energy with a 50% (fifty percent) discount on TUSD, with corporate guarantee to be granted by CPFL Energia to CPFL Brasil.

(ix) To approve, in the terms of Resolution n. 2017107-E of the Board of Executive Officers, CPFL Energia’s budget from 2018 to 2022.

(x) To approve, in the terms of Resolution n. 2017102-E of the Board of Executive Officers, the granting of an warranty by guarantee or surety up to R$ 3,176,000,000.00 (three billion, one hundred and seventy six million of reais) in the form of a guarantee (aval or fiança) by CPFL Energia whether be requested, for funding of the subsidiaries; and (ii) to recommend the favorable vote to its representatives in the Administrative Bodies of the Subsidiaries for possible approval of the contracting of a Foreign Currency Loan based on Law 4,131/62 with CDI swap (as well as assignment of this swap as guarantee), debenture issues or other working capital operations, either of them  under the following conditions: amount up to R$ 3,176,000,000.00 (three billion, one hundred and seventy six million of reais), or equivalent quantity in others currency, with average maturity less than 3 (three) years with the guarantee of CPFL Energia, and the sum of the individual limits described below may not exceed the approved overall amount, as follows:

(ii.i) For CPFL Paulista: up to R$ 1,426,000,000.00 (one billion, four hundred and twenty six million reais);

(ii.ii) For CPFL Piratininga: up to R$ 215,000,000.00 (two hundred and fifteen million reais);

(ii.iii) For RGE: up to R$ 696,000,000.00 (six hundred ninety-six million reais);

(ii.iv) For RGE Sul: up to R$ 221,000,000.00 (two hundred and twenty-one million reais);

(ii.v) For CPFL Geração: up to R$ 191,000,000.00 (one hundred and ninety one million reais);

(ii.vi) For CPFL Brasil: up to R$ 116,000,000.00 (one hundred and sixteen million reais);

(ii.vii) For CPFL Jaguari: up to R$ 194,000,000.00 (one hundred and ninety four million reais);

(ii.viii) For CPFL Serviços: up to R$ 54,000,000.00 (fifty four million reais);

(ii.ix) For Paulista Lajeado: up to R$ 15,000,000.00 (fifteen million reais);

(ii.x) For CPFL Eficiência Energética S.A.: up to R$ 31,000,000.00 (thirty one million reais); and

(ii.xi) For CPFL GD S.A: up to R$ 17,000,000.00 (seventeen million reais)

(xi) To ratify the terms of Resolution n. 2017094-E of the Board of Executive Officers, that has approved CPFL Brasil’s capital stock increase, with the issuance of 1,500 (one thousand, five hundred) new common shares, in accordance with Article 169, 6.404/76 Law, through the capitalization of the profit reserve, in the amount of R$1,500.00 (one thousand, five hundred reais), and, consequently, alteration of the wording of Article 5 of CPFL Brasil's Bylaws.

Afterwards, the following items were presented: (a) DG Project Minas; (b) Monthly Results; (c) Quarterly Statements (ITRs) (d) Business Development Follow-up; (e) Monthly Health and Safety Report; and (f) Pipeline of November to February.

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by all present members and the secretary.  Mr. Yuhai Hu (Chairman), Mr. Daobiao Chen, Mr. Andre Dorf, Mr. Yang Qu, Mr. Yumeng Zhao, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes, Mr. Gustavo Sablewski (Secretary).

For legal purposes, the Portuguese version shall prevail.

I hereby certify that this is a true copy of the original minutes drawn up in the Board of Directors' Meetings Book/

Campinas, November, 9th, 2017.

Beijing, November 10th, 2017.

Yuhai Hu

Chairman/Presidente

Gustavo Sablewski

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 22, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.